UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Clear Channel Outdoor Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

18453H106

(CUSIP Number)

Arturo R. Moreno

c/o Moreno Companies, LLC

4455 E. Camelback Road, Suite C140

Phoenix, Arizona 85018

(602) 667-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 18453H106

1.	Names of Reporting Persons Arturo R. Moreno
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 32,924,370
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 32,924,370
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,924,370
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.8%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based on 483,009,818 shares of Common Stock outstanding as of November 3, 2023.

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D is filed by Mr. Moreno (the “Reporting Person”) to amend the Schedule 13D originally filed on behalf of the Reporting Person with the United States Securities and Exchange Commission (the “SEC”) on December 5, 2023 (the “Original Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented to correct the following information:

The securities of the Issuer purchased by Mr. Moreno were purchased with personal funds in open market purchases.

•	The aggregate purchase price of the 32,924,370 Shares owned directly by Mr. Moreno is approximately $42,286,123, including brokerage commissions.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and supplemented to correct the following information:

(c)	The transactions in the shares of Common Stock on behalf of Mr. Moreno during the past sixty days are set forth in Annex A and are incorporated herein by reference.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 6, 2023

ARTURO R. MORENO

By:	/s/ Arturo R. Moreno
Name: Arturo R. Moreno

ANNEX A

TRANSACTIONS IN THE SHARES OF THE ISSUER DURING THE PAST SIXTY DAYS

Arturo R. Moreno

Nature of Transaction	Transaction Date	Number of Shares	Total Purchase Amount ($)	Price Per Share ($)	Price Per Share Range
Purchase of Common Stock on Open Market	10/11/2023	500,000	$581,167.32	$1.15	$1.13 - $1.165
Purchase of Common Stock on Open Market	10/12/2023	250,000	$281,490.69	$1.11	$1.105 - $1.145
Purchase of Common Stock on Open Market	10/13/2023	500,000	$546,473.68	$1.08	$1.07 - $1.110
Purchase of Common Stock on Open Market	10/13/2023	500,000	$563,908.71	$1.12	$1.095 - $1.135
Purchase of Common Stock on Open Market	10/17/2023	500,000	$596,502.77	$1.18	$1.15 - $1.20
Purchase of Common Stock on Open Market	10/19/2023	500,000	$591,223.32	$1.17	$1.125 - $1.21
Purchase of Common Stock on Open Market	10/24/2023	700,842	$794,480.10	$1.13	$1.11 - $1.14
Purchase of Common Stock on Open Market	10/25/2023	209,561	$238,924.54	$1.14	$1.125 - $1.15
Purchase of Common Stock on Open Market	10/25/2023	477,217	$560,683.00	$1.17	$1.14 - $1.175
Purchase of Common Stock on Open Market	10/26/2023	472,783	$565,104.00	$1.20	$1.16 - $1.21
Purchase of Common Stock on Open Market	10/26/2023	11,708	$13,372.12	$1.14	$1.135 - $1.145
Purchase of Common Stock on Open Market	10/27/2023	178,588	$214,696.17	$1.20	$1.17 - $1.205
Purchase of Common Stock on Open Market	10/31/2023	471,412	$550,096.00	$1.16	$1.145 - $1.165
Purchase of Common Stock on Open Market	10/31/2023	77,889	$88,795.41	$1.14	$1.125 - $1.155
Purchase of Common Stock on Open Market	10/31/2023	500,000	$559,569.26	$1.11	$1.1095 - $1.12
Purchase of Common Stock on Open Market	11/1/2023	900,000	$981,288.01	$1.08	$1.05 - $1.10
Purchase of Common Stock on Open Market	11/30/2023	1,800,000	$2,529,000.00	$1.40	$1.40